Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 7: **Protection of Confidential Trading Information**

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

    i. written standards controlling employees of the ATS that trade for employees' accounts; and

    ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

General Background and Scope of Subscriber Confidential Trading Information: The Broker-Dealer Operator operates the UBS ATS trading systems and is involved in the execution, processing, clearing, and settling of transactions executed in the UBS ATS.

UBS considers Subscriber confidential trading information (CTI) to consist of Subscribers' identities as well as Real-Time CTI and Post-Trade CTI (see below) relating to orders, trading interests, and executions in UBS ATS.

UBS does not consider information publicly disseminated pursuant to regulatory requirements (e.g., information that is reported to the consolidated tape pursuant to SRO trade reporting requirements, etc.), or information of an aggregated and anonymized nature (e.g., aggregated and anonymous order, trading interest, and execution statistics (see Part III, Item 26), advertisements, etc.) to be CTI.

For the purpose of this Form ATS-N, the term "Real-Time CTI" means order, trading interest, and execution information available for viewing in a Graphical User Interface (GUI) that provides visibility to such information on a near real time basis.

Furthermore, for the purpose of this Form ATS-N, the term "Post-Trade CTI" means order, trading interest, and execution information available for viewing in either a database, log file, or report format solely after the event occurs (including canceled and expired orders) and the information is stored in its respective location and medium. The UBS ATS aggregates Post-Trade CTI across the entire ATS, by sector, by order type, by market capitalization, by size, by symbol or any other criteria deemed appropriate by the ATS Desk (see definition under ACE). The UBS ATS aggregates and anonymizes Post-Trade CTI on a daily, weekly, monthly, quarterly, semi-annual, or annual basis.

UBS administers access to CTI through a permission-based bank access system (the "Access System"). The Access System allows Persons to submit a request documenting a reason why the access to CTI is required. When a request is submitted, the Access System creates notifications for the line manager and ATS Supervisor to review the access request in the Access System and either approve or reject the request. Furthermore, the UBS ATS systems are physically segregated with dedicated permissions to the segregated trading environment.

Physical Separation: The UBS ATS operates in an environment completely segregated (firewalled) from the Broker-Dealer Operator, its affiliates and all Subscribers. Due to this physical separation, access to the ATS environment is likewise segregated, maintained separately, and dedicated to the UBS ATS. Only those UBS Persons with pre-approved access may connect into the UBS ATS environment and only through dedicated remote access terminal servers using two-factor authentication. In addition, all UBS ATS servers and network equipment are located in segregated locked data center cages and cabinets, providing another layer of physical access security.

<u>Employees with Access to Subscriber Confidential Trading Information:</u> Confidential trading information (CTI) is available to the UBS ATS Desk and shared employees described in Part II, Item 6.

While UBS' written safeguards and procedures apply to all UBS Persons, the following response is specific to UBS Persons who are employees of the ATS. For information on shared employees, please refer to the response to Part II, Item 6(a).

<u>Safeguarding and Overseeing Subscriber Confidential Trading Information:</u> UBS maintains physical restrictions and policies and procedures designed to safeguard CTI from persons not authorized to receive or access such information. Persons are granted access to CTI for the sole purpose of operating the UBS ATS or ensuring the UBS ATS' compliance with applicable rules and regulations. UBS Persons are subject to the Cyber & Information Security Policy (referred to as "The CIS Policy") restricting the use and disclosure of all confidential information, including CTI. Additionally, UBS' policies and procedures prohibit trading on material non-public information (see excerpt from UBS Personal Investments Policy below). Violations of these policies are punishable under UBS' Violation Policy, which may result in disciplinary action up to and including dismissal. All Persons described in Part II, Item 6a have access to CTI.

UBS restricts access to systems that contain CTI through physical restrictions as well as policies and procedures. The aforementioned policies and procedures apply across all of UBS. Access to the UBS ATS dedicated environment and UBS ATS data, including CTI, requires appropriate permissions to prevent information leakage. Permissions and access are handled either through the Access System or by a separate supervisory approval (with consultation of Compliance and/or Legal if necessary). Unless noted otherwise, the ATS Supervisor or delegate must approve access to CTI. Access requests require approval by the UBS ATS Supervisor or delegate. In reviewing such access requests, the UBS ATS Supervisor or delegate considers factors including the individual's job function and responsibilities related to the UBS ATS. An access request will be denied if it is determined that the access requested is unnecessary or inappropriate. The UBS ATS Supervisor or delegate reviews access rights at least annually, makes the appropriate adjustments, and signs off on the access rights. During this process, permissions will be terminated if access is no longer required or appropriate. A request to remove access to CTI must be entered in the Access System by the ATS Supervisor, and the Access System will generate a notification to the Support team to action the removal request. On a weekly basis, the Access System compares approved permissions to configured permissions and generates notifications to the ATS Desk and the Support team to remove any non-approved permissions. Furthermore, as part of its leaver process, when a relevant person leaves the firm the Access System automatically generates a removal request to prompt the Support team to restrict all system access for the leaver (including access to UBS ATS and CTI). As part of its mover process, if an employee changes roles, the Access System automatically generates a required review notification to the ATS Supervisor or delegate. The Supervisor or delegate is required to review the permissions to determine whether they are still required. If the permissions are no longer required, the Supervisor or delegate will initiate the removal through the Access System and will follow the process described above.

<u>Written Supervisory Procedures and Supervisory Controls:</u> The UBS ATS maintains Written Supervisory Procedures ("WSPs") with regards to access rights, confidential information (including CTI), and information barriers. On a monthly basis, these WSPs are reviewed by the ATS Supervisor or delegate and signed off through a supervisory control process in a bank standard tool. This tool is used to evidence the appropriate reviews, sign off, and evidence.

Personal Investments: UBS maintains a Global Policy on Personal Investments (referred to as "The PI Policy") which is applicable to all UBS Persons. Furthermore, except where prohibited under local law, various provisions of The PI Policy also apply to individuals with a relationship to UBS Persons such as: spouse / domestic partner; minor children / step children; financial dependents; relatives who have shared the same household as the UBS Person for one year; or any other connected party whereby the UBS Person maintains direct influence over that party's investment or trading activity. The PI Policy applies throughout a UBS Person's employment lifecycle (including when former employees are on "gardening leave"), and certain prohibitions apply even after leaving UBS. In addition to all UBS employees' adherence to the UBS Code of Conduct and Ethics, The PI Policy provides the following standards for all UBS Persons: (i) disclosure of accounts; (ii) use of approved brokers; (iii) pre-approval requirements; (iv) holding periods; and (v) prohibited activities. These standards aim to: (i) ensure that UBS Persons avoid conflicts of interest when engaging in personal investment activity; (ii) prohibit misuse of sensitive information including CTI and any other unpublished price sensitive information; (iii) satisfy regulatory obligations including the disclosure of personal accounts and investment information; (iv) enable UBS and UBS Persons to avoid the appearance of impropriety; and (v) protect UBS's reputation.

UBS Persons are generally prohibited from trading single name instruments, including equities, bonds (including government bonds), any derivatives, structured notes or ETFs not broadly diversified as well as FX, commodities and precious metals.

Conduct Risk, a dedicated function behind information barriers, is responsible for defining an adequate monitoring and control framework and for the independent monitoring of adherence to The PI Policy. UBS maintains an operational risk framework assessment process to evaluate specific risks, and more broadly assess market and client impact. Conduct Risk also performs thematic reviews with the objective of identifying potential or actual conduct risks. Conduct Risk issues can be identified through various data and management information available from 1st Line of Defense and 2nd Line of Defense sources. The data and information is used to identify: (1) impact of any organizational drivers; (2) possible indicators of weak governance, oversight and supervision or poor risk culture; (3) whether individual behaviors or conduct are a potential indicator of a systemic issue; and (4) patterns or trends of emerging conduct risk issues.

Failure to comply with the requirements set out in The PI Policy may be subject a violator to the compliance violation framework as per the "Violations Policy" which may result in disciplinary action up to and including dismissal. UBS Persons may also be subject to regulatory sanctions and civil or criminal penalties, or both.

Firm-wide Confidential Information Restrictions: UBS subjects all personnel to firm-wide policies restricting the use and disclosure of confidential information, including confidential information relating to information of UBS ATS Subscribers. Additionally, firm-wide policies and procedures prohibit trading on the basis of material non-public information. Employees with access to CTI are provided additional training regarding the sensitivity of such information.

Systems with Access to Subscriber Confidential Trading Information: The following systems within UBS have access to CTI:

ATS SYSTEMS: All direct trading systems of the UBS ATS have access to CTI, which includes systems such as the client facing proxies that Subscribers connect to and matching engines that process (and match) orders and CIs. Other ATS systems with access to CTI include the trade reporting and clearing system, risk and market access system, static database and publisher, real time monitoring system, transactional databases, and the Adaptive Cross Model.

- CLIENT CONNECTIVITY PROXY: The UBS ATS proxy is the client connectivity layer to the UBS ATS that sits inside the ATS dedicated environment. Subscribers connect to one or more UBS ATS proxies to send messages to the UBS ATS. The UBS ATS proxy has access to CTI and that access is required to provide this functionality.

- MATCHING ENGINES: The UBS ATS matching engine performs a process that receives Subscriber orders and CIs along with market data and other static information to make matching and Conditional Invitation decisions. The UBS ATS matching engine has access to CTI and that access is required to provide this functionality.

- TRADE REPORTING AND CLEARING: The UBS ATS trade reporting system is designed to receive all ATS execution information and make the appropriate decisions, based on regulatory requirements, to report trades to a trade reporting facility. The UBS ATS trade reporting system also uses ATS information to submit all Class B Direct and Indirect Subscriber trades and certain Class A Indirect Subscriber trades for clearing via real-time QSR submission to DTCC on behalf of the Broker-Dealer Operator.

- RISK AND MARKET ACCESS SYSTEM: The UBS ATS risk and market access system is a real time application that is designed to receive all ATS order and execution information and perform the necessary calculations and compare the output against each Subscriber's allowed credit limits. The risk and market access system uses this information to calculate the remaining value of credit available to a Subscriber, generate automated alerts, and send a control message to the client connectivity proxy to prevent trading in breach of a Subscriber's credit limit.

- STATIC DATABASE AND PUBLISHER: The UBS ATS has a dedicated database in the segregated ATS environment that contains Subscriber static configuration information including but not limited to market access limits, risk checks, and trading configurations. Along with this database there is a publisher in the segregated ATS environment that reads the database and publishes the static data to the aforementioned ATS systems.

- REAL TIME MONITORING: The UBS ATS Desk and Support use three different ATS real time monitoring applications to monitor the health of the UBS ATS. One system is specifically focused on order and execution information as well as Subscriber connectivity. The second system is specifically focused on system health and alerting. The third system is specifically focused on Subscriber and system latency monitoring. These tools use CTI such as Subscriber names and session information, market access limits, connectivity, as well as order and execution information to ensure proper performance of the UBS ATS. These systems contain CTI and are located within the segregated ATS environment, which is only accessible via segregated virtual desktops that access the dedicated and segregated environment.

- TRANSACTIONAL DATABASE: The UBS ATS maintains multiple databases containing CTI relating to transactions executed in the UBS ATS. Access to these databases is restricted to the UBS ATS Desk and the shared employees discussed in Part II, Item 6a. Those individuals with access to CTI use this information to run queries, generate reports (as described in the beginning of Part II, Item 6a), investigate historic trading activity, and for other bona fide purposes.

- Adaptive Cross Model (AdaptiveX Model): The AdaptiveX Model is a component within the UBS ATS ~~designed to analyze certain~~that receives order and execution ~~messages from~~information for all classes of Subscribers (See Part II, Item 5 for Subscriber classification definitions) ~~and then determine and apply~~from the Adaptive Cross ~~Scores~~Bot at randomized, predetermined intervals. It uses this information to calculate an Adaptive Cross Score, which is then sent to ~~eligible Subscriber Flows~~the Adaptive Cross Bot for further processing. The AdaptiveX Model operates during the hours of operations disclosed in Part III, Item 4 of this Form ATS-N (with exceptions noted in Part III, Item 11). Data related to Adaptive Cross, including but not limited to AdaptiveX Score and AdaptiveX Priority, is considered CTI and is protected in the same manner as all other CTI.

NON-ATS SYSTEMS: Non-ATS systems with access to CTI in the normal course of business include systems that either send orders and trading interest to the UBS ATS or systems that perform a service for the UBS ATS but are not dedicated to the ATS.

- ORDER MANAGEMENT SYSTEM: UBS' order management system (OMS), including the UBS algorithmic platform (UBS Algo) and UBS Smart Order Router (SOR), transmit CTI to the extent orders are routed to the ATS. This system communicates information to personnel within UBS that have the appropriate permissions to view the orders sent to the UBS ATS and identifies the Trading Center(s) to which clients' orders were routed and/or executed, including the UBS ATS. The only CTI that is available in this instance of the system is for Class A Direct and Indirect Subscribers. Class B Direct and Indirect Subscriber CTI will never be passed back to this system.

- CLIENT CONNECTIVITY PROXY: The Broker-Dealer Operator has a system for managing the client connectivity layer that is separate from that of the UBS ATS. The Broker-Dealer Operator's client connectivity system is specifically dedicated to clients of the Broker-Dealer Operator and sits outside the segregated UBS ATS environment. The only CTI that is available in this instance of the system is for Class A Direct and Indirect Subscribers. Class B Direct and Indirect Subscriber CTI will never be passed back to this system.

- REAL TIME MONITORING: The Broker-Dealer Operator has a real time monitoring system for all clients of the Broker-Dealer Operator that is specifically focused on order and execution information. This system resides in the Broker-Dealer Operators environment and not inside the UBS ATS. It provides a view into order and execution information for clients across all trading venues, including the UBS ATS, and is permissioned by desk/role so that client information and CTI are only viewable by the appropriate employees. The only CTI that is available in this instance of the system is for Class A Direct and Indirect Subscribers. Class B Direct and Indirect Subscriber CTI will never be passed back to this system.

- TRANSACTIONAL DATABASE: The Broker-Dealer Operator maintains multiple databases containing CTI relating to transactions executed in the UBS ATS. These databases are not solely dedicated to the UBS ATS and contain order and execution information for all clients of the Broker-Dealer Operator. These databases will only contain CTI for Class A Direct and Indirect Subscribers. Class B Direct and Indirect Subscriber CTI will never be stored in these databases.

- THIRD PARTY TECHNOLOGY PLATFORM: UBS offers a third-party direct market access platform to clients of the Broker-Dealer Operator that are Class A Indirect Subscribers to transmit orders and/or CIs to UBS ATS. This platform communicates to employees of the third-party responsible for managing the platform real-time information about where Subscribers' orders and/or CIs were routed and executed, which could be the UBS ATS or any other market center.

Part III: Manner of Operations

Item 7:   Order Types and Attributes
   a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:
      i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;
      ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);
      iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;
      iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;
      v. whether an order type is eligible for routing to other Trading Centers;
      vi. the time-in-force instructions that can be used or not used with each order type;
      vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and
      viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

The following order and CI types are offered by the UBS ATS:

- Pegged Orders and CIs – A pegged order may be pegged to the near, midpoint, or far side of the national best bid or offer (NBBO), and may be executed at any price at or within the NBBO. Pegged orders may optionally have a limit price.

- Limit Orders and CIs – An order to buy or sell a stated amount of a security at a specified price or better. A marketable limit order is a limit order to buy (sell) at or above (below) the lowest (highest) Protected Offer (Bid) for the security.

- Market Orders – An order to buy or sell a stated amount of a security that is to be executed at or better than the NBBO at the time the order reaches the UBS ATS. Market Orders are treated the same as market Pegged Orders.

i. The priority of an order is determined first by its effective price, then by factoring in AdaptiveX Priority; and then by the time of receipt by the UBS ATS. Within the Adaptive Cross Priority hierarchy, orders in larger size binsSize Bins will have priority over orders in smaller size binsSize Bins regardless of the contra size binSize Bin or AdaptiveX Priority status. For additional information on Adaptive Cross, please refer to Part III, Item 11 of this

Form ATS-N. The priority of a Conditional Indication (CI) is determined by its effective price, then by its quantity, and then by its time of receipt by the UBS ATS. For priority purposes, the effective price of an order or CI is defined based on its type:

- For Pegged Orders and CIs: The effective price is considered to be the less aggressive of the limit price (if provided) and the pegged price (near, mid, or far). For midpeg orders, there is an additional option, 'PeggedMidpointMode', which is described below.

- For Limit Orders and CIs: The effective price is considered to be the limit price.

In all cases, the effective price of an order or CI will not be allowed to exceed the far price (i.e., for buy orders or CIs, the NBO, and for sell orders or CIs, the NBB). Limit orders or CIs with limit prices that exceed the far price (i.e., marketable limit order or CI) will be treated as though they are at equivalent prices (i.e., the far price) for priority purposes.

An order will be matched with the highest priority order(s) that would not violate any crossing restrictions. So, for example, the highest priority buy order may cross against the second-highest priority sell order if there is a crossing restriction on the highest priority buy order or the highest priority sell order that prevents crossing between those two orders.

All modifications of orders and CIs processed by UBS will cause an order or CI to lose its original time priority. The time priority of a modified order or CI will correspond to the time when the modified order or CI is received by the UBS ATS. In all cases, the timestamp used by the UBS ATS is measured in microseconds.

When two orders are matched in the UBS ATS, they will be matched at the earlier received order's effective price ("Price Determining Order"), which may be modified based on the LULD bands for execution, but not for priority purposes.

Upon receiving an order, or upon a market data update, the UBS ATS will attempt to match orders. After that process completes, the UBS ATS will then combine and sort all remaining orders and CIs according to ~~priority (order priority is price/time and CI priority is price/size/time)~~their respective priority to generate invitations to CIs (an "Invite" or "Invitation").

Invites will only be generated if the Invite would not violate any crossing restrictions (e.g., minimum quantity, Source Category restrictions, conditional invite grade restriction, etc.).

ii. If the Price Determining Order's limit price is more aggressive than the far band, and the relevant band is inside the NBBO, the effective price will be either adjusted to be equal to the far band for Price Determining Orders that are Limit Orders or excluded from execution consideration for Price Determining Orders that are Pegged Orders.

iii. The UBS ATS does not currently support an order type designed solely for the purpose of not removing liquidity.

iv. The UBS ATS supports Pegged Orders and Pegged CIs, which may or may not have a limit price. For the avoidance of doubt, the priority of a Pegged Order or CI can be determined either by the limit price, or the peg price, depending on which price is less aggressive. Therefore, two Pegged Orders or CIs pegged to the same price but with different limit prices may have different priority based on where the limit prices are with respect to the pegged price.

PeggedMidPointMode: The UBS ATS supports two variants of midpoint Pegged Orders or CIs: (1) FillToLimit (default), and (2) FillToMidpoint. For orders, the variant only affects execution price if the limit price on the order is less aggressive than the midpoint (i.e., a buy order with a limit price below the midpoint or a sell order with a limit price above the midpoint). If FillToLimit is selected, these orders may fill away from the midpoint, whereas orders with FillToMidpoint selected will not. For CIs, the variant affects whether an Invite can be generated.

v. The UBS ATS does not route orders or CIs to other trading centers.

vi. The UBS ATS accepts orders with an instruction that the order post within the UBS ATS until executed, canceled, or expired at day's end ("Day Orders") or with an instruction that the order be immediately crossed with other orders in the UBS ATS or cancelled ("IOC Orders"). CIs can only be sent as Day Orders because IOC Orders are not supported.

vii. The UBS ATS does not support replacing the order type of an order or CI.

viii. UBP does not support the sending of market peg orders or CIs. Both market pegged orders and CIs are supported via FIX 4.2.

Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

The UBS ATS is a proprietary non-displayed system for continuous matching of orders in NMS Stocks. The UBS ATS matching algorithm searches all buy and sell orders in the UBS ATS to identify orders that may be matched at a price at or better than the NBBO as calculated by UBS ATS by aggregating the "top of book" quotations of all U.S. equities exchanges using direct market data feeds maintained by the UBS ATS. If quotations from one or more exchanges are not available from the UBS ATS direct market data feeds for any reason, the UBS ATS will rely on quotation data from the SIP (for the affected exchange feed(s)) to calculate an NBBO.

Definitions for Adaptive Cross Functionality:

- Adaptive Cross (AdaptiveX): ~~General name assigned to the UBS ATS functionality that is designed to assign~~ Adaptive Cross ~~Priority to~~ is a general name which refers to a dynamic prioritization mechanism that operates during the hours of operations disclosed in Part III, Item 4 of this Form ATS-N (with exceptions noted elsewhere in this Item 11) and identifies Subscriber Flows ~~that exhibit~~demonstrating consistent trading behavior in individual symbols and Size Bins on one side of the market. This functionality is designed to enhance execution quality by prioritizing Subscriber Flows exhibiting this order and execution consistency.

- Adaptive Cross Model (AdaptiveX Model): ~~Receives~~The AdaptiveX Model receives order and execution ~~messages~~data from the Adaptive Cross Bot ~~and calculates~~at randomized, predetermined intervals. It uses this information to calculate an Adaptive Cross Score, which is ~~communicated~~then sent to the Adaptive Cross Bot~~.~~ for further processing. The AdaptiveX Model operates during the hours of operations disclosed in Part III, Item 4 of this Form ATS-N (with exceptions noted elsewhere in this Item 11).

- Adaptive Cross Score (AdaptiveX Score): A score calculated and updated throughout the hours of operations disclosed in Part III, Item 4 of this Form ATS-

N (except at times noted elsewhere in this Item 11) by the AdaptiveX Model and passed backsent to the Adaptive Cross Bot. The AdaptiveX Score is assigned to each Subscriber Flow in individual symbols and Size Bins on one side of the market. On a daily basis, the AdaptiveX Score will reset to zero for all Subscriber Flows, in all symbols and Size Bins, at system startup of each trading day. The specific AdaptiveX Score for a Subscriber Flow will never be disclosed to any Subscriber.

- Adaptive Cross Priority (AdaptiveX Priority): A type of execution priority that is secondary to price but ahead of time priority and is designed to enable Subscriber Flows to interact with likesimilarly consistent order flows on the contra side within the UBS ATS, when possible. Within the Adaptive Cross Priority hierarchy, orders in larger size binsSize Bins will have priority over orders in smaller size binsSize Bins regardless of the contra size binSize Bin or AdaptiveX Priority status. At any given moment in time, a Subscriber Flow can only have AdaptiveX Priority on one side of the market in an individual symbol and Adaptive Cross Size Bin.

- Adaptive Cross Threshold (AdaptiveX Threshold): The AdaptiveX Threshold is the level at which a Subscriber Flow will or will not be entitled to receive AdaptiveX Priority. This value is set daily on startup and may be updated intraday or overnight by UBS at its sole discretion without notice. Additionally, the same threshold applies consistently across all Subscriber Flows, symbols, and Size Bins, ensuring a uniform standard for AdaptiveX Priority eligibility.

- Adaptive Cross Bot (AdaptiveX Bot): A mechanism that receives all order and execution messages for in-scope order flow and directs suchcertain messages into the AdaptiveX Model for further processing. The AdaptiveX Bot also receives AdaptiveX Scores and determines when to apply or revoke AdaptiveX Priority for a given Subscriber Flow. More specifically, if the AdaptiveX Score is above (below) the AdaptiveX Threshold for a Subscriber Flow, the AdaptiveX Bot will instruct the UBS ATS matching engines to apply (revoke) AdaptiveX Priority for a Subscriber Flow in a specific symbol, side, and Size Bin.

- Adaptive Cross Size Bins (Size Bins): Size Bins are predefined order size categories used within the Adaptive Cross framework to support the calculation of AdaptiveX Scores within each Size Bin. Marketable orders from each Subscriber Flow are analyzed with respect to each Size Bin to determine consistency in order size. This approach helps to ensure a consistent scoring methodology is applied across comparable order sizes. Size Bin boundaries (minimum quantity and maximum quantity order size cutoffs) are determined on a symbol-specific basis by applying percentile calculations to historical original order sizes of ATS trades in individual symbols. These values are then randomized to reduce predictability and mitigate potential information leakage. The resulting Size Bin boundary values are used to compare marketable live order quantities and execution quantities when submitted to the AdaptiveX Model for scoring. The Size Bin logic is calculated overnight on a daily basis and these values are determined on system startup. While each individual symbol may have different Size Bin boundaries, they are applied uniformly across all Subscriber Flows and remain consistent throughout the hours of operations disclosed in Part III, Item 4 of this Form ATS-N.

AdaptiveX exists inside the UBS ATS' segregated environment and receives certain order and execution messages from all classes of Subscribers (see Part II, Item 5 for Subscriber classification definitions). These messages are received by the AdaptiveX Bot and delivered to the AdaptiveX Model. The AdaptiveX Model analyzes trading behaviorunexecuted marketable orders and executions observed since the last scan by the

Model and assigns an AdaptiveX Score to Subscriber Flows based on consistency in side, and size, and marketability ("the Factors") on a per symbol basis. If a Subscriber Flow exhibits consistent behavior in respect of the Factors, the AdaptiveX Score assigned to that Subscriber Flow will accumulate and potentially exceed the AdaptiveX Threshold for a specific symbol. If and when a Subscriber Flow exceeds this threshold forin a symbol, that Subscriber Flow will be assigned AdaptiveX Priority above other orders in that same symbol and at the same price.

For any order with AdaptiveX Priority, execution priority is determined first by its effective price, then by factoring in AdaptiveX Priority; and then by the time of receipt by the UBS ATS. Within the AdaptiveX Priority hierarchy, orders in larger size binsSize Bins will have priority over orders in smaller size binsSize Bins regardless of the contra size binSize Bin or AdaptiveX Priority status. At any moment in time, if AdaptiveX Priority is not assigned to a specific Subscriber Flow or, more generally, the Adaptive Cross functionality is not in use, execution priority will be determined first by effective price and then by the time of receipt by the UBS ATS.

Furthermore, if a Subscriber Flow with AdaptiveX Priority does not continue to maintain its current behavior (i.e., a lack of marketable observations) or reverses its behavior (i.e., a buyer becomes a seller) the AdaptiveX Score will decay, potentially falling below the predetermined threshold which would cause that Subscriber Flow to lose AdaptiveX Priority for that symbol. Where a Subscriber Flow loses AdaptiveX Priority in a symbol, it may accumulate an AdaptiveX Score at any future time and may potentially reacquire AdaptiveX Priority either on the same side or on the opposite side of the market.

Notes regarding AdaptiveX: (1) Subscriber Flows categorized as Source Category 5 are not eligible for AdaptiveX Priority; (2) Conditional Indications do not contribute to a Subscriber Flow's AdaptiveX Score; (3) , Immediate or Cancel (IOC), and Conditional Firm-Up orders do not contribute to a Subscriber Flow's AdaptiveX Score, but; (3) Conditional Firm-Up orders will have AdaptiveX Priority if a Subscriber'sSubscriber Flow already has AdaptiveX Priority in athe same symbol, both IOCSize Bin, and side as the Conditional Firm-Up orders will likewise have AdaptiveX Priorityorder; (4) In the case of a Subscriber Flow sending orders on the opposite side of the market from one that established AdaptiveX Priority in a symbol, those orders on the opposite side will not have AdaptiveX Priority until a new consistent pattern is established on that side; (5) Any Subscriber Flow may only have AdaptiveX Priority on one side of the market in a specific symbol and Size Bin at any moment in time; (6) The AdaptiveX Threshold, calculation frequency of the AdaptiveX Model, as well as the size binSize Bin cutoffs will be managed by UBS at its sole discretion, may be changed without notice, and will not be publicly disclosed; and (6) The AdaptiveX Model will not calculate AdaptiveX Scores for some period of time at and immediately following the opening of the trading day and for some period of time leading up to the daily close of trading7) The Adaptive Cross functionality will be unavailable for a period not exceeding fifteen (15) minutes following the commencement of trading on the ATS, and for a period not exceeding fifteen (15) minutes prior to the conclusion of trading on the ATS. For more information on the ATS's hours of operation, please see Part III, Item 4 of this Form ATS-N. This time range of availability has been implemented for the Adaptive Cross functionality because determining longer-term trading patterns based on activity during these time windows presents significant challenges. As mentioned previously, when the Adaptive Cross functionality is not in use, execution priority within UBS ATS will be determined first by effective price and then by the time of receipt by the UBS ATS.

The UBS ATS has the ability to operate with or without the AdaptiveX Model running, and UBS reserves the right to turn off this functionality for operational stability purposes, and, more generally, in its reasonable discretion without notice.. As previously noted, ifturning off this functionality does not affect the trading operations of the ATS. When the functionality is ~~turned~~ off, the UBS ATS priority will be determined first by effective price and then by the time of receipt by the UBS ATS. The UBS ATS may disable Adaptive Cross under certain conditions, such as: (1) inability to load accurate static data during system startup; (2) malfunction or inoperability of any component responsible for managing Adaptive Cross; (3) periods of extreme market volatility; or (4) detection of unexpected or anomalous system behavior. Please note the foregoing examples are provided for illustrative purposes, and the UBS ATS may disable Adaptive Cross under other conditions or circumstances beyond its control.

In the event that UBS either: (1) experiences a hardware malfunction affecting one or more components of AdaptiveX; or (2) disables one or more components of AdaptiveX due to failure resulting in a loss of functionality, UBS shall notify Subscribers via its customary email notification procedures.

The UBS ATS also offers Conditional Indication functionality as explained in Part III, Item 9.

Part IV: Contact Information, Signature Block, and Consent to Service

Provide the following information of the Person at the UBS ATS prepared to respond to questions for this submission:

First Name: Seth	Last Name: Slomiak
Title: Executive Director	
Email: Seth.Slomiak@ubs.com	Telephone: 212-713-8641
Primary Street Address of the NMS Stock ATS:	
~~1285~~11 Madison Avenue ~~of the Americas~~, New York, NY ~~10019~~10010	
Mailing Address of the NMS Stock ATS (if different):	

The UBS ATS consents that service of any civil action brought by, or notice of any proceeding before, the SEC or a self-regulatory organization in connection with the alternative trading system's activities may be given by registered or certified mail to the contact employee at the primary street address or mailing address (if different) of the NMS Stock ATS, or via email, at the addresses provided on this Form ATS-N. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said alternative trading system. The undersigned and the UBS ATS represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: ~~September 1~~October 7, 2025   UBS ATS

By:_____   Title_____
FORM ATS-N INSTRUCTIONS